SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FEB TRAFFIC UP 5% TO
11.1M GUESTS

                                                                                                                          Ryanair Holdings plc today (Mon, 4 Mar) released Feb 2024 traffic stats as follows:

	Feb 23	Feb 24	Change
Guests	10.6m	11.1m	+5%
L. Fact	92%	92%	-

 Ryanair operated over 63,000 flights in Feb. 800 flights were cancelled due to Israel/Gaza conflict.

Rolling	Feb 23	Feb 24	Change
Guests	167.2m	182.6m	+9%
L. Fact	93%	94%	+1% pt

ENDS For further info please contact:	Ryanair Press Office Tel: +353-1-9451799 press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 March, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary